INVESTMENT POLICY CHANGE

At a meeting of the funds board of directors, held on September 19, 2007, the board approved a change in the funds principal investment strategy related to its investment in municipal securities rated below investment grade. The fund may now invest up to 20% of its total assets in securities that, at the time of purchase, are rated lower than investment grade or are unrated and of comparable quality (securities commonly referred to as high yield securities or junk bonds).

Although high yield securities usually offer higher yields than investment grade securities, they also involve more risk. High yield securities may be more susceptible to real or perceived adverse economic conditions than investment grade securities. In addition, the secondary trading market may be less liquid. High yield securities generally have more volatile prices and carry more risk to principal than investment grade securities.